UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CDK GLOBAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12508E101

(CUSIP Number)

Michael D. Adamski

Sachem Head Capital Management LP

399 Park Avenue, 32nd Floor

New York, New York 10022

212-714-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12508E101	Page 2 of 9

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,732,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,732,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,732,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 3 of 9

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,732,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,732,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,732,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 4 of 9

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,732,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,732,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,732,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (3)
14	TYPE OF REPORTING PERSON OO

(3)	Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 5 of 9

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,732,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,732,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,732,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (4)
14	TYPE OF REPORTING PERSON IN

(4)	Calculated based on 155,336,347 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of May 2, 2016, as reported in CDK Global, Inc.’s quarterly report on Form 10-Q filed on May 5, 2016.

SCHEDULE 13D

CUSIP No. 12508E101	Page 6 of 9

This amendment No. 4 to Schedule 13D (this “Amendment No. 4”), amends and supplements the Schedule 13D (the “Original 13D”) filed on October 27, 2014 (the Original 13D, as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”), by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of CDK Global, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 4 is being filed to disclose a reduction in the beneficial ownership of the Reporting Persons of Common Stock as a result of sales of Common Stock. As the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of Common Stock, this Amendment No. 4 constitutes the final amendment to the Schedule 13D.

Capitalized terms not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Original 13D. Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented to add the following information:

As of July 22, 2016, the Reporting Persons beneficially owned an aggregate of 6,732,959 shares of Common Stock, representing approximately 4.3% of the outstanding shares of Common Stock. The Reporting Persons also have additional economic exposure to approximately 3,152,667 notional shares of Common Stock under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 9,885,626 shares of Common Stock, representing approximately 6.4% of the outstanding shares of Common Stock.

SCHEDULE 13D

CUSIP No. 12508E101	Page 7 of 9

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q filed on May 5, 2016, there were approximately 155,336,347 shares of the Common Stock outstanding as of May 2, 2016.

Based on the foregoing, as of July 22, 2016, the 6,732,959 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 4.3% of the shares of the Common Stock issued and outstanding.

(c) Exhibit 99.5 which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options that were effected since Amendment No. 3 to the Schedule 13D by the Reporting Persons for the benefit of the Sachem Head Funds, including certain portfolio rebalancing transactions among the Sachem Head Funds that do not change the number of shares beneficially owned by the Reporting Persons. Those transactions were effected for the accounts of the Sachem Head Funds, as further specified in Exhibit 99.5. Except as set forth in Exhibit 99.5, since Amendment No. 3 to the Schedule 13D, no reportable transactions were effected by any Reporting Person.

(e) As of July 5, 2016, the Reporting Persons no longer beneficially own more than 5% of the shares of the Common Stock and, accordingly, are no longer required to file amendments on Schedule 13D with respect to the Issuer.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.5	Trading data.

SCHEDULE 13D

CUSIP No. 12508E101	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2016	SACHEM HEAD CAPITAL MANAGEMENT LP

	By:	Uncas GP LLC

its General Partner

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

SCHEDULE 13D

CUSIP No. 12508E101	Page 9 of 9

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 27, 2014, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Trading data.*

Exhibit 99.4	Trading data.*

Exhibit 99.5	Trading data.

*	Previously Filed